                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          DOMINICK'S SUPERMARKETS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                NON-VOTING COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                            COMMON STOCK - 257159103
                         NON-VOTING COMMON STOCK - NONE
                                 (CUSIP Number)

                              MICHAEL C. ROSS, ESQ.
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                                  SAFEWAY INC.
                            5918 STONERIDGE MALL ROAD
                          PLEASANTON, CALIFORNIA 94588
                            TELEPHONE: (925) 467-3000

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                    Copy to:

                             CHARLES I. COGUT, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                               NEW YORK, NY 10017
                            TELEPHONE: (212) 455-2000

                                OCTOBER 13, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.  257159103                                         PAGE 2 OF 14 PAGES
           -------------                                         ---  ----

 (1)   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             SAFEWAY INC.
       ------------------------------------------------------------------------

 (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (A) [ ]
                                                                        (B) [ ]

       ------------------------------------------------------------------------

 (3)   SEC USE ONLY

       ------------------------------------------------------------------------

 (4)   SOURCE OF FUNDS*
       Not Applicable.  See Item 3.

       ------------------------------------------------------------------------

 (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   [ ]

       ------------------------------------------------------------------------

 (6)   CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
       ------------------------------------------------------------------------

                 (7)  SOLE VOTING POWER
   NUMBER OF
    SHARES       --------------------------------------------------------------
 BENEFICIALLY    (8)  SHARED VOTING POWER
   OWNED BY                 12,653,731
     EACH        --------------------------------------------------------------
   REPORTING     (9)  SOLE DISPOSITIVE POWER
    PERSON
     WITH        --------------------------------------------------------------
                 (10) SHARED DISPOSITIVE POWER
                            12,653,731
                 --------------------------------------------------------------

 (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             12,653,731
       ------------------------------------------------------------------------

 (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]

       ------------------------------------------------------------------------

 (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             49.79%
       ------------------------------------------------------------------------

 (14)  TYPE OF REPORTING PERSON*
             CO
       ------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO. 257159103                                           PAGE 3 OF 14 PAGES

(1)    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             WINDY CITY ACQUISITION CORP.
       -------------------------------------------------------------------------

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (A) [ ]

                                                                     (B) [ ]
       -------------------------------------------------------------------------

(3)    SEC USE ONLY

       -------------------------------------------------------------------------

(4)    SOURCE OF FUNDS*

       -------------------------------------------------------------------------
       Not applicable.  See Item 3.

(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                [ ]

       -------------------------------------------------------------------------

(6)    CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
       -------------------------------------------------------------------------

                (7)   SOLE VOTING POWER

                ----------------------------------------------------------------
   NUMBER OF    (8)   SHARED VOTING POWER
    SHARES
 BENEFICIALLY               12,653,731
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING    (9)   SOLE DISPOSITIVE POWER
    PERSON
     WITH       ----------------------------------------------------------------

               (10)   SHARED DISPOSITIVE POWER

                            12,653,731
                ----------------------------------------------------------------

(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,653,731
       -------------------------------------------------------------------------

(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                           [ ]

       -------------------------------------------------------------------------

(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             49.79%
       -------------------------------------------------------------------------

(14)   TYPE OF REPORTING PERSON*

             CO
       -------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

                                                              Page 4 of 14 Pages


ITEM 1.     SECURITY AND ISSUER.

            This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $.01 per share (the "Voting Shares"), and the Non-Voting Common Stock, par value $.01 per share (the "Non-Voting Shares" and, together with the Voting Shares, the "Shares"), of Dominick's Supermarkets, Inc., a Delaware corporation (the "Issuer" or the "Company"). The Issuer's principal executive office is located at 505 Railroad Avenue, Northlake, Illinois 60164.

ITEM 2. IDENTITY AND BACKGROUND.

            (a)-(c), (f) This Schedule 13D is being filed jointly by Safeway Inc., a Delaware corporation (the "Parent"), and by Windy City Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of the Parent.

            The Parent, together with its subsidiaries, is the second largest food and drug chain in North America (based on sales) as of the date of this
Schedule 13D. As of September 12, 1998, the Parent operated 1,381 stores, located principally in northern California, southern California, Oregon, Washington, Colorado, Arizona, the Mid-Atlantic region and western Canada.

            The Purchaser was organized for the sole purposes of entering into the Merger Agreement and the Stockholders Agreement (each as defined below) and consummating the transactions contemplated thereby, including making the Offer (as defined in Item 3), and has not carried on any activities to date other than those incident to its formation, entering into such agreements and the commencement of the Offer. The

                                                              Page 5 of 14 Pages


Purchaser has its principal executive offices at 5918 Stoneridge Mall Road, Pleasanton, California 94588.

            The name, citizenship, principal occupation or employment, and business address of each of the directors and executive officers of the Purchaser and the Parent are set forth in Schedule I hereto.

            (d)-(e) During the last five years, neither the Purchaser nor the Parent nor, to the best knowledge of the Purchaser or the Parent, any of the persons listed in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                              Page 6 of 14 Pages


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            On October 13, 1998, the Parent, the Purchaser and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, the Purchaser will commence a tender offer (the "Offer") to purchase all the outstanding Shares at a price of $49 (the "Per Share Amount"), net to the seller in cash, without interest thereon, less applicable federal withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 19, 1998 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(i), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(ii).

            Beneficial ownership of the Shares which are the subject of this
Schedule 13D may be deemed to have been acquired through the execution of a Stockholders Agreement, dated as of October 13, 1998 (the "Stockholders Agreement"), among the Parent, the Purchaser and the stockholders of the Company named on the signature pages thereto (the "Principal Stockholders"). A copy of the Stockholders Agreement is attached hereto as Exhibit (c)(ii). None of the Reporting Persons has paid to the Principal Stockholders any funds in connection with the execution of the Stockholders Agreement. The Stockholders Agreement was entered into to induce the Parent and the Purchaser to enter into, and in consideration for their entering into, the Merger Agreement.

ITEM 4. PURPOSE OF THE TRANSACTION.

            The Stockholders Agreement was entered into simultaneously with, and as a condition to the willingness of the Parent and the Purchaser to enter into, the Merger Agreement. The Merger Agreement provides for, among other things, the making of the Offer by the Purchaser, and further provides that following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger").

            Upon the earlier of the consummation the Offer and the effective time of the Merger, the Purchaser or the Parent will purchase from The Yucaipa Companies ("Yucaipa") that certain Class A Common Stock Purchase Warrant No. W-1 issued by the Company to Yucaipa on March 22, 1995, as amended (the "Yucaipa Warrant") to

                                                              Page 7 of 14 Pages


purchase 3,874,492 Voting Shares for an amount equal to the product of 3,874,492 and the excess of the Per Share Amount ($49) over the per share exercise price ($20.732 as of the date hereof) for the Yucaipa Warrant.

            The Merger Agreement provides that, promptly upon acceptance for payment of, and payment by the Purchaser in accordance with the Offer for, not less than a majority of the outstanding Shares (on a fully diluted basis without giving effect to Shares issuable upon the exercise of the Yucaipa Warrant) pursuant to the Offer, the Purchaser shall be entitled to designate such number of members of the Board of Directors of the Company, rounded up to the next whole number, equal to that number of directors which equals the product of the total number of directors (after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that such number of Shares owned in the aggregate by the Purchaser or the Parent, upon such acceptance for payment, bears to the number of Shares outstanding.

            (a)-(g), (j) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement") and Section 12 ("Purpose of the Offer; the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

            (h)-(i) The information set forth in Section 14 ("Effect of the Offer on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

                                                              Page 8 of 14 Pages


            Except as described above, the Parent and the Purchaser do not have any plans or proposals that would relate to any of the matters enumerated in clauses (a) through (f) of this Item 4.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

            (a) As of October 13, 1998, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as a result of the provisions set forth in the Stockholders Agreement, the Parent and the Purchaser may be deemed to have acquired beneficial ownership of 12,653,731 Shares, constituting approximately 49.79% of the outstanding Shares. Such shares consist of 6,324,016 Voting Shares, 2,455,223 Non-Voting Shares (which are convertible at any time into Voting Shares) and 3,874,492 Voting Shares issuable upon the exercise of the Yucaipa Warrant.

            (b) Neither the Parent nor the Purchaser has sole power to vote or to direct the vote, or sole power to dispose or to direct the disposition of, any Shares. The Parent and the Purchaser have shared power to vote and to direct the vote, and shared power to dispose or direct the disposition of, the 12,653,731 Shares referred to in subparagraph (a) as a result of the arrangements set forth in the Stockholders Agreement and summarized below. Pursuant to the terms of the Stockholders Agreement, the Principal Stockholders have agreed that during the term of the Stockholders Agreement, they will (i) tender their Shares (including any Shares issued upon the exercise of any warrants or options, the conversion of any convertible securities, or in the case of Yucaipa, upon the exercise of the Yucaipa Warrant, the "Subject Shares") in the Offer and not withdraw any Subject Shares so tendered, (ii) vote the

                                                              Page 9 of 14 Pages


Subject Shares in favor of the adoption of the Merger Agreement and against any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer, (iii) not directly or indirectly solicit, initiate, facilitate or encourage the making of any proposal for an Alternative Transaction (as defined in the Offer to Purchase) or the sale of any of the Subject Shares or, in the case of Yucaipa, the Yucaipa Warrant, and (iv) not sell, transfer, pledge, encumber, assign or otherwise dispose of the Subject Shares or the Yucaipa Warrant.

            In addition, pursuant to the Stockholders Agreement, each Principal Stockholder has granted to the Purchaser an irrevocable option (the "Option") to purchase such Principal Stockholder's Subject Shares for an amount equal to the product of the Per Share Amount and the number of Subject Shares held by such Principal Stockholder (the "Purchase Price"). The Option may be exercised by the Purchaser, as a whole and not in part, during the period beginning upon the termination of the Merger Agreement in circumstances where the Termination Fee (as defined in the Merger Agreement) is or may become payable as described in the Merger Agreement (a "Triggering Event") and ending on the date which is the 30th calendar day following the Triggering Event.

            The Stockholders Agreement also provides that, following the occurrence of a Triggering Event, in the event that Yucaipa exercises the Yucaipa Warrant or notifies the Parent of its intention to exercise the Yucaipa Warrant, the Parent and the Purchaser will have the irrevocable right (the "Warrant Option") to purchase either the Shares issued upon the exercise of the Yucaipa Warrant (the "Warrant Shares") or the Yucaipa Warrant, as the

                                                             Page 10 of 14 Pages


case may be, for a price per share equal to either $49 or the difference between $49 and the exercise price of the Yucaipa Warrant ($20.732 as of the date of this Schedule 13D), respectively. This right will be exercisable for a period of 30 calendar days following receipt of notice from Yucaipa of its exercise or planned exercise of the Yucaipa Warrant.

            The Stockholders Agreement also provides that at the earlier of the consummation of the Offer and the Effective Time, the Parent or the Purchaser will purchase the Yucaipa Warrant as described under Item 4. The Information set forth in Section 11 ("The Merger Agreement") of the Offer to Purchase is herein incorporated by reference and the foregoing description is qualified in its entirety by such reference.

            The Merger Agreement prohibits Yucaipa from exercising the Yucaipa Warrant without the prior written consent of the Parent until the earlier to occur of (i) the termination or expiration (without extension) of the Offer and
(ii) the termination of the Merger Agreement.

            The Principal Stockholders who are party to the Stockholders Agreement are as follows:

            (i) Yucaipa Blackhawk Partners, L.P., a California limited partnership

            (ii) Yucaipa Chicago Partners, L.P., a California limited partnership

            (iii) Yucaipa Dominick's Partners, L.P., a California limited partnership

            (iv)  The Yucaipa Companies, a California general partnership.

                                                             Page 11 of 14 Pages


            (v) Ronald W. Burkle, a controlling general partner of Yucaipa and the sole managing member of Yucaipa Management L.L.C.

            (vi)    Apollo Investment Fund, L.P., a Delaware limited partnership

            (vii) Apollo Investment Fund III, L.P., a Delaware limited partnership

            (viii) Apollo Overseas Partners III, L.P., a Delaware limited partnership

            (ix) Apollo (UK) Partners III, L.P., a limited partnership organized under the laws of the United Kingdom

            The address of the principal business and office of each of the persons listed in (i) through (v) above is 10000 Santa Monica Boulevard, Fifth Floor, Los Angeles, CA 90067.

            The address of the principal business and office of each of the persons listed in (vi) is c/o Apollo Advisors, L.P., 2 Manhattanville Road, Purchase, New York 10577.

            The address of the principal business and office of each of the persons listed in (vii) through (ix) is c/o Apollo Advisors II, L.P., 2 Manhattanville Road, Purchase, New York 10577.

            The information set forth above with respect to the named Principal Stockholders is as set forth in the documents and reports publicly filed by the Company with the Securities and Exchange Commission and such information is qualified in its entirety by reference to such documents and reports. No other information relating to such Principal Stockholders was made available to the Parent or the Purchaser.

            During the last five years, to the best knowledge of the Parent and the Purchaser after reasonable inquiry, none of the Principal Stockholders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in its being subjected to a judgment, a decree or final order enjoining future violations of,

                                                             Page 12 of 14 Pages


or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

            (c) Except as set forth in this Item 5, to the best knowledge of each of the Parent and the Purchaser, none of the persons described in Item 2 hereof has effected any transaction during the past 60 days in any Shares.

            (d) Except as set forth in this Schedule 13D, the Parent and the Purchaser do not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Parent or the Purchaser.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Except for the Merger Agreement and the Stockholders Agreement, to the best knowledge of the Parent and the Purchaser, (a) there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, and (b) except for the pledge of 1,480,201 shares held by Yucaipa Blackhawk Partners, L.P. to Salomon Smith Barney for collateral purposes in connection with a margin account, for which such stockholder has agreed to obtain a release prior to the tender of the related shares in the Offer, none of the

                                                             Page 13 of 14 Pages


Shares are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over the Shares.

            The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Purchaser and the Parent"), Section 9 ("Source and Amount of Funds"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement") and Section 12 ("Purpose of the Offer; the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

(a) (i)     Offer to Purchase dated October 19, 1998.

(a) (ii)    Letter of Transmittal.

(a) (iii)   Notice of Guaranteed Delivery.

(a) (iv) Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a) (v) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a) (vi) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a) (vii)   Summary Advertisement as published on October 19, 1998.

(a) (viii)  Press Release issued by the Parent on October 13, 1998.

(b)(i) Credit Agreement dated as of April 8, 1997 among Safeway Inc., The Vons Companies, Inc. and Canada Safeway Limited as Borrowers; Bankers Trust Company as Administrative Agent; The Chase Manhattan Bank as Syndication Agent; The Bank of Nova Scotia and Bank of America National Trust and Savings Association as Documentation Agents; the agents listed therein as Agents; and the lenders listed therein as Lenders (incorporated by reference to Exhibit 4(i).(1) of Safeway Inc.'s Quarterly Report on Form 10-Q for the period ended March 22, 1997).

                                                             Page 14 of 14 Pages


(c) (i) Agreement and Plan of Merger, dated as of October 13, 1998, by and among Safeway Inc., Windy City Acquisition Corp. and Dominick's Supermarkets, Inc.

(c) (ii) Stockholders Agreement, dated as of October 13, 1998, among Safeway Inc., Windy City Acquisition Corp. and the stockholders of Dominick's Supermarkets, Inc. named on the signature pages thereto.

(d) (i) Joint Filing Agreement, dated as of October 19, 1998, between Safeway Inc. and Windy City Acquisition Corp.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    SAFEWAY INC.



                                    By: /s/   Michael C. Ross
                                       ---------------------------------------
                                       Name:  Michael C. Ross
                                       Title: Senior Vice President, Secretary
                                              and General Counsel


                                    WINDY CITY ACQUISITION CORP.



                                    By:  /s/  Michael C. Ross
                                       ---------------------------------------
                                       Name:  Michael C. Ross
                                       Title: Vice President and Secretary



Dated:  October 19, 1998

                                                                      SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                        OF THE PURCHASER AND THE PARENT

     1. Directors and Executive Officers of the Purchaser. The name and position with the Purchaser of each director and executive officer of the Purchaser is set forth below. Unless set forth below, the other required information with respect to each such person is set forth under "Directors and Executive Officers of the Parent". All directors and executive officers listed below are citizens of the United States.

                                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                       AND MATERIAL OCCUPATION, POSITIONS, OFFICES
                 NAME AND ADDRESS                     OR EMPLOYMENT HELD DURING THE LAST FIVE YEARS
                 ----------------                     ---------------------------------------------
David G. Weed.....................................  Director; President.
Michael C. Ross...................................  Director; Vice President and Secretary.
Harvey K. Naito...................................  Director; Vice President, Treasurer and Assistant
  5918 Stoneridge Mall Road                           Secretary; Vice President and Treasurer of
  Pleasanton, CA 94588                                Safeway Inc.

     2. Directors and Executive Officers of the Parent. The name, business address, present principal occupation or employment and material occupations, positions, offices or employments during the last five years of each director and executive officer of the Parent and certain other information are set forth below. Unless otherwise indicated, the business address of each such director and executive officer is: c/o Safeway Inc., 5918 Stoneridge Mall Road, Pleasanton, California 94588. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with the Parent. All directors and executive officers listed below are citizens of the United States except for Donald P. Wright who is a citizen of Canada.

                                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                               AND MATERIAL OCCUPATION, POSITIONS, OFFICES
          NAME AND ADDRESS                    OR EMPLOYMENT HELD DURING THE LAST FIVE YEARS
          ----------------                    ---------------------------------------------
DIRECTORS
Steven A. Burd.......................  Director (since 1993); Chairman of the Board (since 5/98);
                                       President (since 10/92) and Chief Executive Officer (since
                                         4/93) of the Company.
James H. Greene, Jr..................  Director (since 1987); General Partner of KKR Associates,
  2800 Sand Hill Road                  L.P. ("KKR Associates"); General Partner of Kohlberg Kravis
  Suite 200                              Roberts & Co. ("KKR") (1/93 - 1/96); General Partner of
  Menlo Park, CA 94025                   limited liability company which serves as the general
                                         partner of KKR (1/96 - present).
Paul Hazen...........................  Director (since 1990); Chief Executive Officer of Wells
  420 Montgomery Street                Fargo & Co. and Wells Fargo Bank, National Association
  San Francisco, CA 94104                (1995 - present); President and Chief Operating Officer of
                                         Wells Fargo & Co. and Wells Fargo Bank, National
                                         Association (1983 - 1995).
Henry R. Kravis......................  Director (since 1986); Partner of KKR and KKR Associates;
  9 West 57th Street                   Managing Member of limited liability company which serves as
  Suite 4200                             the general partner of KKR (1/96 - present).
  New York, NY 94588
Robert I. MacDonnell.................  Director (since 1986); General Partner of KKR Associates;
  2800 Sand Hill Road                  General Partner of KKR (until 1996); General Partner of
  Suite 200                              limited liability company which serves as the general
  Menlo Park, CA 94025                   partner of KKR (1/96 - present).

                                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                               AND MATERIAL OCCUPATION, POSITIONS, OFFICES
          NAME AND ADDRESS                    OR EMPLOYMENT HELD DURING THE LAST FIVE YEARS
          ----------------                    ---------------------------------------------
Peter A. Magowan.....................  Director (since 1986); President and Managing General
  3 Com Park                           Partner of the San Francisco Giants (11/92 - present); Chief
  at Candlestick Point                   Executive Officer of the Company (11/86 - 4/93).
  San Francisco, CA 94124
George R. Roberts....................  Director (since 1986); Partner of KKR and KKR Associates;
  2800 Sand Hill Road                  Managing Member of limited liability company which serves as
  Suite 200                              the general partner of KKR (1/96 - present).
  Menlo Park, CA 94025
William Y. Tauscher..................  Director (since 1998); Chief Executive Officer of Vanstar
  1100 Abernathy Road                  Corporation (1988 - present); President of Vanstar
  Building 500                           Corporation (9/88 - 7/95).
  Suite 1200
  Atlanta, GA 30328

EXECUTIVE OFFICERS
Steven A. Burd.......................  President and Chief Executive Officer
Kenneth W. Oder......................  Executive Vice President -- Labor Relations, Human
                                       Resources, Legal & Public Affairs
David G. Weed........................  Executive Vice President & Chief Financial Officer; Senior
                                       Vice President (1992 - 1995).
David F. Bond........................  Senior Vice President -- Finance & Control; Partner,
                                       Deloitte & Touche LLP (6/88 - 8/97).
David T. Ching.......................  Senior Vice President & Chief Information Officer
Dick W. Gonzales.....................  Senior Vice President -- Corporate Human Resources; Senior
                                       Vice President -- Human Resources, The Vons Companies, Inc.
                                         (1/93 - 4/98).
Lyman C. Gordon......................  Senior Vice President -- Strategic Development
Lawrence V. Jackson..................  Senior Vice President -- Supply (10/97 - present); Senior
  2800 Ygnacio Valley Road             Vice President & Chief Operating Officer of PepsiCo Food
  Walnut Creek, CA 94598                 Systems (1995 - 1997); Vice President & General Manager,
                                         Pepsi-Cola Company (1992 - 1994).
Melissa C. Plaisance.................  Senior Vice President -- Finance & Public Affairs
Larree M. Renda......................  Senior Vice President -- Corporate Retail Operations; Vice
                                       President, Corporate Retail Operations (3/93 - 2/94)
Michael C. Ross......................  Senior Vice President, Secretary & General Counsel
Gary D. Smith........................  Senior Vice President & Director of Marketing
                                       (1995 - present); Vice President, Corporate Grocery (until
                                         1995)
Donald P. Wright.....................  Senior Vice President -- Real Estate & Engineering
Richard A. Wilson....................  Vice President -- Tax

     3.  Ownership of Shares by Directors and Executive Officers.

     None.

                                 EXHIBIT INDEX

(a) (i)     Offer to Purchase dated October 19, 1998.

(a) (ii)    Letter of Transmittal.

(a) (iii)   Notice of Guaranteed Delivery.

(a) (iv) Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a) (v) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a) (vi) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a) (vii)   Summary Advertisement as published on October 19, 1998.

(a) (viii)  Press Release issued by the Parent on October 13, 1998.

(b)(i) Credit Agreement dated as of April 8, 1997 among Safeway Inc., The Vons Companies, Inc. and Canada Safeway Limited as Borrowers; Bankers Trust Company as Administrative Agent; The Chase Manhattan Bank as Syndication Agent; The Bank of Nova Scotia and Bank of America National Trust and Savings Association as Documentation Agents; the agents listed therein as Agents; and the lenders listed therein as Lenders (incorporated by reference to Exhibit 4(i).(1) of Safeway Inc.'s Quarterly Report on Form 10-Q for the period ended March 22, 1997).

(c) (i) Agreement and Plan of Merger, dated as of October 13, 1998, by and among Safeway Inc., Windy City Acquisition Corp. and Dominick's Supermarkets, Inc.

(c) (ii) Stockholders Agreement, dated as of October 13, 1998, among Safeway Inc., Windy City Acquisition Corp. and the stockholders of Dominick's Supermarkets, Inc. named on the signature pages thereto.

(d) (i) Joint Filing Agreement, dated as of October 19, 1998, between Safeway Inc. and Windy City Acquisition Corp.